# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BKV CORPORATION, CIK 0001838406
CUSIP: 05603J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 17th Street, Suite 2100, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0002108413
Persons authorized to receive notices and communications: Lindsay B. Larrick, BKV Corporation, 1200 17th Street, Suite 2100, Denver, Colorado (CO), 80202, (720) 375-9680; Samantha H. Crispin, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6500

## Reporting persons
- Banpu Public Company Limited (CIK 0002108413): type of reporting person: other (OO); citizenship or place of organization: Thailand (W1); source of funds: other (OO); sole voting power 0; shared voting power 69,193,004; sole dispositive power 0; shared dispositive power 69,193,004; aggregate amount beneficially owned 69,193,004 (67.65% of the class)
- BOG Co., Ltd. (CIK 0001957014): type of reporting person: other (OO); citizenship or place of organization: Thailand (W1); source of funds: other (OO); sole voting power 0; shared voting power 69,193,004; sole dispositive power 0; shared dispositive power 69,193,004; aggregate amount beneficially owned 69,193,004 (67.65% of the class)
- Banpu North America Corporation (CIK 0001957047): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 69,193,004; sole dispositive power 0; shared dispositive power 69,193,004; aggregate amount beneficially owned 69,193,004 (67.65% of the class)
- Banpu Power Public Company Limited (CIK 0002107374): type of reporting person: other (OO); citizenship or place of organization: Thailand (W1); source of funds: other (OO); sole voting power 0; shared voting power 69,193,004; sole dispositive power 0; shared dispositive power 69,193,004; aggregate amount beneficially owned 69,193,004 (67.65% of the class)
- Banpu Power US Corporation (CIK 0002107690): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 69,193,004; sole dispositive power 0; shared dispositive power 69,193,004; aggregate amount beneficially owned 69,193,004 (67.65% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BKV CORPORATION
Address of issuer's principal executive offices: 1200 17th Street, Suite 2100, Denver, Colorado (CO), 80202
Comment:
This Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of BKV Corporation, a Delaware corporation (the "Issuer").

Certain of the Reporting Persons (as defined below) previously reported their beneficial ownership on a Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on November 13, 2024, pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Schedule 13D is being filed by the Reporting Persons after acquiring beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Common Stock, as described more fully below.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by and on behalf of: (i) Banpu Public Company Limited, a public limited company organized under the laws of Thailand ("BPCL"); (ii) BOG Co., Ltd., a limited company organized under the laws of Thailand ("BOG"); (iii) Banpu North America Corporation, a Delaware corporation ("BNAC"); (iv) Banpu Power Public Company Limited, a public limited company organized under the laws of Thailand ("BPP"); and (v) Banpu Power US Corporation, a Delaware corporation ("BPPUS") (each, a "Reporting Person," and collectively, the "Reporting Persons"), pursuant to a joint filing agreement attached hereto as Exhibit A.

BPCL is the sole shareholder of BOG, which is the sole shareholder of BNAC, which directly holds 63,877,614 shares of Common Stock. BPCL is the controlling shareholder of BPP, which is the sole shareholder of BPPUS, which directly holds 5,315,390 shares of Common Stock. Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 69,193,004 shares of Common Stock owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest therein.

Annex A, attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Persons (the "Annex A Persons"). Each of the Annex A Persons expressly disclaims beneficial ownership of any shares of Common Stock held by any of the Reporting Persons.
Residence or business address:
The address of the business office of each of the Reporting Persons unless as otherwise noted below, is:

c/o Banpu Public Company Limited
1550 New Petchburi Road,
27th Floor, Thanapoom Tower,
Makkasan, Ratchathewi,
Bangkok 10400, Thailand

The address of the principal business office of BPPUS is:

100 Congress Avenue, Suite 1551,
Austin, Texas 78701
Present principal occupation or employment:
BPCL, a public company listed on the Stock Exchange of Thailand and the ultimate parent company of the Issuer, BNAC, Banpu Power and BPPUS, is principally engaged in energy operations in the Pacific Rim region and the United States.

BOG, the sole shareholder of BNAC, and BNAC, the Issuer's majority shareholder, are principally engaged in being holding companies.

BPP, a public company listed on the Stock Exchange of Thailand and the sole shareholder of BPPUS, is principally engaged in power generation operations.

BPPUS is principally engaged in the management of power operations in the United States.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Annex A Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Annex A Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) and Annex A of this Schedule 13D is hereby incorporated by reference into this Item 2(f), as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 30, 2026, upon the closing of the purchase and sale and other transactions (collectively, the "Transaction") contemplated by the Membership Interest Purchase Agreement, dated as of October 29, 2025, between the Issuer and BPPUS (the "BPPUS Purchase Agreement"), which is attached hereto as Exhibit B, the Issuer acquired 25% of the limited liability company interests in BKV-BPP Power, LLC, from BPPUS in exchange for approximately $115.1 million in cash and 5,315,390 shares of newly issued Common Stock, which shares are subject to a 180-day lock-up. The number of shares of Common Stock issued to BPPUS was determined by dividing the amount equal to 50% of the purchase price under the BPPUS Purchase Agreement by $21.6609, the volume-weighted average price of the Common Stock during the twenty (20) consecutive trading-day period ended October 28, 2025. As a result of the closing of the Transaction, the Reporting Persons acquired beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Common Stock.

Other than the beneficial ownership acquired in the Transaction as described in this Schedule 13D, the securities reported herein as beneficially owned by the Reporting Persons represent 63,877,614 shares of Common Stock acquired by BNAC prior to the Issuer's public offering in September 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the agreements described herein and various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, the Reporting Persons have engaged and intend to continue to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.

Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the Annex A Persons, do not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their respective intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Persons' holdings of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7 through 13 on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act. As such, as of January 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 69,193,004 shares of the Issuer's Common Stock, or 67.65% of the Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of 5,315,390 shares of Common Stock held by BPPUS and 63,877,614 shares of Common Stock held by BNAC.

The beneficial ownership information presented herein is based upon 102,190,988 shares of Common Stock outstanding immediately following the closing of the Transaction, which is estimated based upon the sum of (i) 96,972,345 shares of Common Stock outstanding as of January 20, 2026, as reported by the Issuer in its Preliminary Information Statement filed with the SEC on January 23, 2026, and (ii) 5,315,390 shares of Common Stock issued to BPPUS on January 30, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 30, 2026.

Other than as set forth in Annex A, none of the Annex A Persons beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any Annex A Person, has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Registration Rights Agreement

On January 30, 2026, in connection with the closing of the Transaction, the Issuer and BPPUS entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to, among other things, (i) provide BPPUS with certain Form S-3 demand and piggyback registration rights for the 5,315,390 shares of Common Stock issued to BPPUS pursuant to the BPPUS Purchase Agreement, subject to customary cutbacks, lock-up periods, blackout periods and other limitations, (ii) pay certain registration expenses and (iii) provide BPPUS with customary indemnification rights.

Stockholders' Agreement

In connection with the closing of the Issuer's initial public offering, on September 27, 2024, the Issuer and BNAC entered into a Stockholders' Agreement (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, for so long as BNAC and BPCL beneficially own 10% or more of the Issuer's voting stock, BNAC will be entitled to designate for nomination to the Issuer's board of directors a number of individuals (collectively, the "BNAC Designees") approximately proportionate to such beneficial ownership, provided that (i) from and after September 27, 2025 until the first date on which BNAC and BPCL beneficially own 50% or less of our voting stock, at least four board seats will not be BNAC Designees, and (iii) from and after the first date on which BNAC and BPCL beneficially own 50% or less of our voting stock, a number of board seats equal to the minimum number of directors that would constitute a majority of the total number of directors comprising the Issuer's board of directors will not be BNAC Designees. Under the Stockholders' Agreement, the Issuer has agreed to use its best efforts to cause the election of the BNAC Designees, including nominating such individuals to be elected as a director, recommending their election and soliciting proxies or consents in favor of their election. The Stockholders' Agreement also provides that the Issuer and BNAC shall, to the extent permitted by law, take actions to cause the Issuer's Chief Executive Officer to be included on the Issuer's board of directors. In addition, for so long as BNAC and its affiliates beneficially own shares of the Issuer's voting stock representing at least 25% of the Issuer's total voting power, BNAC will have the right to designate the chairman of the Issuer's board of directors from among the BNAC Designees. The BNAC Designees as of the date of this Schedule 13D include Messrs. Kalnin, C. Vongkusolkit, Sirisaengtaksin, Dayananda, Limpaphayom, Mekavichai and S. Vongkusolkit, as well as Ms. Chaimongkol, and BNAC designated C. Vongkusolkit as the chairman of the Issuer's board of directors. As directors, they may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Stockholders' Agreement also provides BNAC with certain information rights for so long as it continues to own shares of the Issuer's voting stock representing at least 25% of the Issuer's voting power. Further, the Issuer may not amend its Second Amended and Restated Certificate of Incorporation or its Bylaws in a manner inconsistent with the rights granted to BNAC pursuant to the Stockholders' Agreement without BNAC's consent. The Stockholders' Agreement will terminate on the earlier to occur of (i) such time as BNAC is no longer entitled to designate a director pursuant to our Stockholders' Agreement (except that the registration rights discussed below will survive and continue until BNAC and its affiliates no longer hold any shares of our common stock constituting registrable securities (as defined in our Stockholders' Agreement)) and (ii) the delivery of written notice by BNAC to us requesting termination of our Stockholders' Agreement.

The Stockholders' Agreement also provides BNAC and its affiliates with the right, in certain circumstances, to require the Issuer to register its shares of Common stock constituting registrable securities under the Securities Act for sale into the public markets and with certain piggyback rights. The Stockholders' Agreement also provides that the Issuer will pay certain expenses of BNAC and its affiliates relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. On October 1, 2025, the Issuer filed a Registration Statement on Form S-3 (Registration No. 333-290676) (as amended on November 25, 2025, the "Resale Registration Statement") to register the offer and sale of 63,877,614 shares of Common Stock owned by BNAC in accordance with the registration rights granted under the Stockholders' Agreement. As of the date of this Schedule 13D, no shares of Common Stock have been sold by BNAC pursuant to the Resale Registration Statement.

The descriptions of the BPPUS Purchase Agreement, Registration Rights Agreement and Stockholders Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto or incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A. Covered Persons.

Exhibit A. Joint Filing Agreement, dated as of January 30, 2026, by and among the Reporting Persons.

Exhibit B. Membership Interest Purchase Agreement, dated as of October 29, 2025, by and between BKV Corporation and Banpu Power US Corporation (incorporated herein by reference to Exhibit 2.2 of the Quarterly Report on Form 10-Q filed by BKV Corporation on November 10, 2025).

Exhibit C. Registration Rights Agreement, dated as of January 30, 2026, by and between BKV Corporation and Banpu Power US Corporation (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by BKV Corporation on January 30, 2026).

Exhibit D. Stockholders' Agreement, dated September 27, 2024, by and between BKV Corporation and Banpu North America Corporation (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by BKV Corporation on September 27, 2024).

## Signatures
- Banpu Public Company Limited: /s/ Kathleen Lenox, Kathleen Lenox, Attorney-in-fact* (02/06/2026)
- BOG Co., Ltd.: /s/ Kathleen Lenox, Kathleen Lenox, Attorney-in-fact* (02/06/2026)
- Banpu North America Corporation: /s/ Kathleen Lenox, Kathleen Lenox, Attorney-in-fact* (02/06/2026)
- Banpu Power Public Company Limited: /s/ Kathleen Lenox, Kathleen Lenox, Attorney-in-fact* (02/06/2026)
- Banpu Power US Corporation: /s/ Kathleen Lenox, Kathleen Lenox, Attorney-in-fact* (02/06/2026)
Comment: *Pursuant, as applicable, to:

(i) Power of Attorney for Banpu (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G filed by Banpu, BPP and BNAC on November 13, 2024);

(ii) Power of Attorney for BOG (incorporated herein by reference to Exhibit 99.3 to the Schedule 13G filed by Banpu, BPP and BNAC on November 13, 2024);

(iii) Power of Attorney for BNAC (incorporated herein by reference to Exhibit 99.3 to the Schedule 13G filed by Banpu, BPP and BNAC on November 13, 2024);

(iv) Power of Attorney for BPP (incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by BPP and BPPUS on January 30, 2026); or

(v) Power of Attorney for BPPUS (incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by BPP and BPPUS on January 30, 2026).